20451 Seneca Meadows Parkway	VIA EDGAR
Germantown, MD 20876

March 16, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn:                    Ms. Amanda Ravitz

Mr. Daniel Morris

Mr. Tom Jones

Mr. David Burton

Ms. Kate Tillan

Re:                             Senseonics Holdings, Inc.

Registration Statement on Form S-1

Registration No. 333-208984

Acceleration Request

Requested Date:	Thursday, March 17, 2016
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (Registration No. 333-208984) (the “Registration Statement”) to become effective on March 17, 2016, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Darren K. DeStefano of Cooley LLP, counsel to the Registrant, at (703) 456-8034.

In connection with this request, the Registrant acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Senseonics Holdings, Inc.

By:	/s/ R. Don Elsey
R. Don Elsey
Chief Financial Officer

cc:                                Timothy T. Goodnow, Senseonics Holdings, Inc.

Christian E. Plaza, Cooley LLP

Darren K. DeStefano, Cooley LLP

Donald J. Murray, Covington & Burling LLP

Brian K. Rosenzweig, Covington & Burling LLP